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Exhibit 20.1

NEWS RELEASE

ZI AND JKC SIGN DEFINITIVE AGREEMENT FOR MAGIC LANTERN ACQUISITION

        Calgary, AB, New York, NY (August 5, 2002)—Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, and JKC Group, Inc. ("JKC") (AMEX: JKC), a distributor and licensor, jointly announced today that they have entered into a definitive agreement for Zi's sale of the Magic Lantern group of companies (the "Lantern Group") to JKC. The proposed sale is subject to a number of conditions, including approval by the shareholders of JKC and regulatory clearances. All figures released by the parties on the terms of the transaction are expressed in U.S. dollars.

        Under the agreement, Zi will receive a 45% equity interest in JKC and a three-year promissory note of JKC in the amount of $3,000,000. Both the stock and cash consideration are subject to adjustment based on the Lantern Group's performance for the first year after the sale. Zi may receive additional consideration of up to $2,930,000, payable in cash and stock, if the Lantern Group's consolidated revenues for that period exceed $12,222,500riod. The purchase price will also be subject to reduction if Lantern Group revenues for that period are less than $5,000,000. In that event, the shortfall, up to $1,000,000, will be offset against the principal amount of the JKC promissory note.

        The JKC shareholder meeting for approval of the transaction is scheduled for September 16, 2002. JKC's 85% shareholder, Alpha Omega Group (AOG), has indicated its support the transaction. AOG is an affiliate of the Lancer Group and its related funds, which together own 9.7% of Zi's stock. Richard Siskind, President and 5% owner of JKC, remarked, "the size and growth rate of the education market in North America is generally believed to rank second only to healthcare. The acquisition of the Lantern Group by JKC is an exciting opportunity for us."

        Michael Lobsinger, Chairman and Chief Executive Officer of Zi added, "this is an important step towards our goal of monetizing our e-learning investments—and through the JKC transaction, Zi shareholders will have an opportunity to participate in the growth potential of the e-learning".

About Magic Lantern

        Founded in 1975, Magic Lantern is one of Canada's leading distributors of educational and learning content in video and other electronic formats. The company has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 out of 12,000 English speaking schools in Canada. The Magic Lantern library includes content from Disney Educational, Annenberg / CPB and CTV Television. Tutorbuddy Inc., a subsidiary of Magic Lantern to be acquired as part of the JKC transaction, is an internet-enabled provider of content and related educational services on-demand to students, teachers and parents. Sonoptic Technologies Inc., a 75% owned subsidiary of Magic Lantern, provides high-quality, state-of-the-art digital video encoding services and has developed a proprietary videobase indexing software that allows users to easily and quickly aggregate, bookmark, re-sort and add their own comment boxes to pre-existing content.

About Zi Corporation

        Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText, connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco and Stockholm. Its common stock is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

www.zicorp.com

About JKC Group, Inc.

        JKC Group, Inc., formerly named Stage II Apparel Corp., was historically engaged primarily as a distributor of apparel. The company has significant experience in licensing and distribution. It previously announced its plan to contract apparel operations and focus its resources on expanding these two service lines. To accomplish this, the company completed an equity infusion by AOG and board reconstitution in April 2002. Its common stock is listed on the American Stock Exchange (JKC).

        Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's and JKC Group's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's and JKC Group's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F and JKC Group's 10-K for the most recent calendar year that are filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation and JKC Group do not assume any obligation to update such forward-looking statements.

For more information:

Investor Inquiries:	Investor Inquiries:
Dale Kearns Zi Corporation Chief Financial Officer Phone: 403 233 8875	Richard Siskind JKC Group, Inc. President Phone: 212 840 0880

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ZI AND JKC SIGN DEFINITIVE AGREEMENT FOR MAGIC LANTERN ACQUISITION
About Magic Lantern
About Zi Corporation
About JKC Group, Inc.
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